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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                                 Commission File Number 1-11422

                          NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q

[ ] Form N-SAR
          For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    PennCorp Financial Group, Inc.
Former name if applicable:
                            745 Fifth Avenue, Suite 500
                            Address of Principal executive office
                            City, state and zip code:  New York, New York 10151

                                    PART II
                            RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar




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day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

The Form 10-Q could not be filed within the prescribed time period without unreasonable effort or expense. This conclusion is based on the following facts:

1. On August 14, 1997 the Company was concluding the final review of its Form 10-Q and preparing the document for electronic filing.

2. Late in the afternoon of August 14, 1997, the Company received correspondence from the Securities and Exchange Commission (the "SEC") relating to accounting questions raised by the SEC in the course of its review of the joint proxy statement filed in connection with a merger between the Company and Washington National Corporation.

3 The Company could not evaluate the SEC's letter and assess its impact on the Company's Form 10-Q prior to the prescribed time period.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Scott D. Silverman              (301)                  656-1777
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          (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         PENNCORP FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 1997            By:     /s/ Scott D. Silverman
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                                            Scott D. Silverman
                                            Senior Vice President
                                            General Counsel and Secretary